Exhibit 99.1

Nam Tai Property Closes on its First Commercial Bank Financing After Obtaining Full Control

SHENZHEN, China—(BUSINESS WIRE)—Nam Tai Property Inc. (OTC Expert Market: NTPIF) (“Nam Tai Property” or the “Company”) today announced that the Company closed a mortgage loan (the “Loan”) with Shenzhen Rural Commercial Bank (“SRCB”). The Loan totals RMB 110.0 million and matures in eight years. The blended all-in rate is approximately 4.4% per year (based on the Loan Prime Rate published by the Central Bank of the People’s Republic of China). The Loan is collateralized with the Company’s Inno Valley property, a 22-year-old, un-redeveloped industrial factory park located in Bao’an District, Shenzhen.

Bo Hu, Chief Executive Officer and board member, commented:

“Today’s announcement is a significant milestone for the Company after obtaining full control of the Company’s on-shore assets. Most notably, the Loan is made possible after the Company successfully upgraded its credit rating back to the highest status in China’s five-tier banking credit system. In addition, the underlying collateral, Inno Valley, has a ‘green property ownership certificate,’ the financing of which is usually more challenging and requires a high degree of confidence from the banking system. This transaction, with its competitively favorable cost of debt, reflects that the Company has now regained access to commercial banking financing in China. The board and leadership team will continue to focus on optimizing the Company’s capital stack and rebuilding strong relationships with various lenders.”

Michael Cricenti, non-executive Chairman, added:

“Bo and our excellent team in China have been working with great urgency and speed to seize Nam Tai’s many opportunities, including this financing with SRCB. Their focus on fostering strong relationships with local communities and partners, like SRCB, will be key to building lasting momentum. We look forward to providing new updates on other strategic initiatives in the coming weeks and months. Now that the reconstituted leadership team has full control of Nam Tai’s on-shore assets, we are able to focus on maintaining strong communication with all shareholders and stakeholders.”

Forward Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in this release and in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include competition, timing, judicial and regulatory challenges and/or delays, construction and development challenges and/or delays, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

About Nam Tai Property

Nam Tai Property Inc., a Company incorporated in the British Virgin Islands (the “BVI”) and governed by BVI law, owns certain subsidiaries, which own and operate commercial real estate projects across the People’s Republic of China. Those subsidiaries currently maintain two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company, and the portfolio of properties held by certain of its subsidiaries by emailing our investor relations team or visiting Weibo: https://weibo.com/u/7755634761.

Contacts

Longacre Square Partners

Greg Marose / Ashley Areopagita

ntp@longacresquare.com